As filed with the Securities and Exchange Commission on October 1, 2021

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

(Amendment No. 1)

BlackRock Hedge Fund Guided Portfolio Solution

(Name of Issuer)

BlackRock Hedge Fund Guided Portfolio Solution

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per Share – Class A Shares and Class I Shares

(Title of Class of Securities)

Class A Shares – 09261A102

Class I Shares – 09261A201

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Hedge Fund Guided Portfolio Solution

55 East 52nd Street

New York, New York 10055

(800) 882-0052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq. P. Jay Spinola, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	55 East 52nd Street
New York, New York 10019	New York, New York 10055

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
$6,325,000(a)	$690.06(b)

(a)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of the Trust as of May 1, 2021.

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Value.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $690.06	Filing Party: BlackRock Hedge Fund Guided Portfolio Solution
Form or Registration No.: SC TO-I	Date Filed: June 25, 2021

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 1 (this “Final Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO originally filed on June 25, 2021 (the “Schedule TO”) by BlackRock Hedge Fund Guided Portfolio Solution, a Delaware statutory trust (the “Trust”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by the Trust (the “Offer”) to purchase up to 25% of its issued and outstanding Class A and Class I common shares of beneficial interest, par value $0.001 per share (the “Shares”), as of June 1, 2021, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase or the Schedule TO.

The following information is furnished pursuant to Rule 13e-4(c)(4) under the Exchange Act:

1. The Offer expired at 11:59 p.m., Eastern time, on July 27, 2021.

2. The Valuation Date of the Shares tendered pursuant to the Offer was September 30, 2021.

3. No Shares of the Trust were validly tendered and not withdrawn prior to the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Hedge Fund Guided Portfolio Solution

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: October 1, 2021